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                                                                    EXHIBIT 20.1
NEWS RELEASE

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
CONTACTS:         INVESTORS                          MEDIA
                  Kelly Prentiss                     Eric Van Steenburg             John Thomas
                  WebLink Wireless                   WebLink Wireless               M/C/C
                  (214) 765-3874                     (214) 765-3937                 (972) 480-8383
                  kprentiss@weblinkwireless.com      ericv@weblinkwireless.com      john_thomas@mccom.com
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              PAGEMART WIRELESS OFFICIALLY BECOMES WEBLINK WIRELESS

Company changes name to reflect move toward Internet-based products and services

DALLAS -- DEC. 1, 1999 -- PageMart Wireless, Inc. (Nasdaq: PMWI) announced its name has officially changed to WebLink Wireless, Inc. effective today. The company's new ticker symbol is WLNK. The brand "PageMart" will continue to be used by the company in selected areas.

The name change reflects the investment the company made to transition from traditional paging to advanced messaging. With its $90 million traditional paging network as a base, the company added $310 million in network equipment and frequency licenses to construct a $400 million, Internet protocol-based, nationwide advanced PCS wireless data system.

"With our new network, we are moving from selling simple alert, telephone-centric services to wireless data Internet-based products and services," said John D. Beletic, the company's chairman and CEO. "While the name PageMart is a wonderful description of our original business, the name WebLink Wireless defines the exciting future for ourselves and our industry. The Web is where we are going, linking is what we do, and wireless is what we've always been."

WebLink Wireless has already started providing Internet-based products and services. Sold under the name "e-pager," these new products are designed to use the information content and transport capabilities of the Internet to enrich the use of e-pager devices. At www.e-pager.com, subscribers activate their e-pager and use the "My e-pager" section to choose the services and information fitting their lifestyle that they want delivered to their e-pager.

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"The introduction of e-pager and our e-pager.com website is just the beginning of the wireless data services we expect to announce over the next 12 months," Beletic said. "With short messaging services better known as SMS - not far away, we envision people communicating by sending and receiving short data messages whether from a mobile phone, a PDA or a two-way pager. I expect WebLink Wireless should be one of the key companies that will help make SMS as popular in the United States as it already is in Europe."

The company chose the words in its new name to portray the promise of its strategy and technology. "Web" was chosen because it is increasingly synonymous with the Internet, which is how the world transports messages, with an increasing number of messages being wireless. The Web is also where cool sites and critical information can be reached, increasingly by wireless devices. The word "link" means connecting people to people, people to information, and people to machines, all in ways that empower consumers beyond any mass technology previously available. It also means connectivity to e-mail, Internet messaging, SMS and other advanced services. And finally, "wireless" represents continuity in the company's focus as it delivers untethered, freedom-to-go functionality.

WebLink Wireless Inc. (Nasdaq: WLNK), formerly known as PageMart Wireless Inc., is a leader in the wireless messaging industry, providing advanced messaging and traditional paging services in the United States through the largest terrestrial-based, two-way wireless data network of any kind. The Dallas-based company, which serves about 2.7 million customers, recorded total revenues of $312 million for the year ended December 31, 1998. For more information, visit the website at www.weblinkwireless.com.

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This press release includes forward-looking statements that involve risks and uncertainties that are detailed from time to time in PageMart's SEC filings, including its annual report on Form 10-K for the year ended December 31, 1998 and quarterly reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1999. Actual results may differ materially from those projected due to increased competition, pricing pressures, delays in new service introductions, delays in the introduction of new subscriber devices, regulatory issues and other business factors. These forward-looking statements represent the company's judgment as of the date of this release. The company disclaims, however, any intent or obligation to update these forward-looking statements.